Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268995

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 5 DATED OCTOBER 10, 2023
TO THE PROSPECTUS DATED AUGUST 10, 2023

This document supplements, and should be read in conjunction with, our prospectus dated August 10, 2023, as supplemented by Supplement No. 1 dated August 16, 2023, Supplement No. 2 dated September 5, 2023, Supplement No. 3 dated September 18, 2023 and Supplement No. 4 dated October 4, 2023. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose updates to our share redemption plan.

Share Redemption Plan

The following disclosure supplements and should be read in conjunction with the section of the prospectus titled “Share Repurchases and Redemptions—Redemption Limitations” and all other similar disclosure in the prospectus.

As of October 9, 2023, we have received share redemption requests during the quarter ending December 31, 2023 in excess of the limit of 5% of our combined NAV as of September 30, 2023. Pursuant to the terms of our share redemption plan, all redemption requests received during the quarter prior to October 9, 2023 were satisfied 100% on a first-come, first-served basis. Redemption requests received on October 9, 2023 were satisfied on a pro rata basis at 62.2% of the requested amount without regard to share class such that aggregate redemptions during the quarter ending December 31, 2023 did not exceed the limit of 5% of our combined NAV as of September 30, 2023.

As a result of reaching the quarterly redemption volume limitation under our share redemption plan, we will no longer accept additional redemption requests until January 1, 2024. All unsatisfied redemption requests received during the quarter ending December 31, 2023 must be resubmitted on or after January 1, 2024 to be accepted.